Exhibit (e)(2)(i)

SCHEDULE A
(updated September 9, 2021)

List of Funds
1.	AI Quality Growth ETF
2.	Adaptive Alpha Opportunities ETF
3.	Adaptive High Income ETF
4.	AI Quality Dividend ETF
5.	RH Hedged Multi-Asset Income ETF
6.	RH Tactical Outlook ETF
7.	RH Tactical Rotation ETF